FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of January 2018

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                 Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	(English Translation) Share Buyback Report for the reporting month from December 1, 2017 to December 31, 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: January 11, 2018	By:	/s/ Hajime Ikeda
Hajime Ikeda
Senior Managing Director

[Translation of Share Buyback Report for the reporting month from December 1, 2017 to December 31, 2017 filed with the Director General of the Kanto Finance Bureau by Nomura Holdings, Inc. on January 11, 2018]

Class of Shares: Common Stock

1.	Status of repurchase

(1)	Status of a repurchase pursuant to a resolution at a general meeting of shareholders

Not applicable

(2)	Status of a repurchase pursuant to a resolution at the meeting of a board of directors (“Board”)

as of December 31, 2017

	Number of Shares		Total Repurchase Amount (JPY)
Authorization pursuant to the resolution of the Board (October 30, 2017) (Period of repurchase: from November 15, 2017 to March 30, 2018 (excluding the ten business days following the announcement of each quarterly financial results))		70,000,000	50,000,000,000
Repurchases during this reporting month (Date of repurchase)	(Date) December 1 December 4 December 5 December 6 December 7 December 8 December 11 December 12 December 13 December 14 December 15 December 18 December 19 December 20 December 21 December 22	2,490,000 2,310,000 2,159,100 2,310,000 2,310,000 2,099,200 1,840,000 1,840,000 1,840,000 1,840,000 1,840,000 1,690,000 1,690,000 1,690,000 1,690,000 1,690,000	1,671,601,190

1,543,378,640

1,457,158,870

1,539,815,920

1,533,762,260

1,391,620,650

1,220,836,830

1,236,431,680

1,243,916,940

1,232,501,160

1,211,341,350

1,130,863,110

1,141,259,500

1,144,746,090

1,136,722,560

1,135,353,760

Total	—	31,328,300	20,971,310,510

Aggregate shares repurchased as of the end of this reporting month		59,149,400	38,905,455,470

Progress of share repurchase (%)	84.5		77.8

2.	Status of disposition

as of December 31, 2017

	Number of shares disposed in the reporting month		Aggregate amount of disposition (JPY)
Treasury shares disposed subject to procedures for issuance of new shares	(Date)	—	—
Subtotal	—	—	—
Treasury shares canceled	(Date) December 18	179,000,000	111,941,337,400
Subtotal	—	179,000,000	111,941,337,400
Treasury shares transferred upon merger, share exchange or demerger	(Date)	—	—
Subtotal	—	—	—
Other (upon request for purchasing “less-than-a-full-unit shares”)	(Date)	—	—
Subtotal	—	—	—
Other (exercise of stock acquisition rights)	(Date)

December 1

December 4

December 5

December 6

December 7

December 8

December 11

December 12

December 13

December 14

December 15

December 18

December 19

December 20

December 21

December 22

December 26

December 28

December 29

		152,800 20,000 51,500 379,600 35,600 51,500 5,400 4,600 251,000 4,000 15,800 6,800 42,100 8,100 23,200 117,900 1,000 3,400 96,600	1,043,800 20,000 51,500 379,600 332,600 1,239,500 899,400 302,600 251,000 1,194,000 909,800 6,800 42,100 8,100 23,200 1,306,900 298,000 3,400 96,600

Subtotal	—	1,270,900	8,408,900

Total	—	180,270,900	111,949,746,300

3.	Status of shares held in treasury

as of December 31, 2017

As of the end of the reporting month	Number of Shares
Total number of issued shares	3,643,562,601
Number of shares held in treasury	242,910,441